One Belvedere Place
Suite 300
Mill Valley, CA 94941

Phone	415.389.7373

September 13, 2023

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	Eric McPhee Jennifer Monick
Office of Real Estate & Construction

Re:	Redwood Trust, Inc.
Response to Comments on:
Form 10-K for the Year Ended December 31, 2022, filed March 1, 2023
Form 8-K, filed July 27, 2023

File No. 001-13759

Dear Mr. McPhee and Ms. Monick,

On behalf of Redwood Trust, Inc. (“Redwood” or the “Company”), I hereby provide the following responses in reply to the Staff’s comment letter dated August 31, 2023 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “2022 Form 10-K”) and Current Report on Form 8-K (the “July 2023 8-K”). For your convenience, our response is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Form 8-K filed July 27, 2023

Exhibit 99.1

Non-GAAP Disclosures, Page 10

1.	We note your reconciliation of GAAP Net Income Available to Common Stockholders to non-GAAP Earnings Available for Distribution; specifically, we note your reconciling item for change in economic basis of investments and your note (4) to the table. Please further clarify for us how you derive estimated economic income. In addition, please tell us how you determined it was appropriate to adjust for this item.

How Redwood Derives Estimated Economic Income:

Redwood consistently derives estimated economic income for an investment by first calculating the internal rate of return (“IRR”) for an investment, using the investment’s carrying value at the beginning of a quarter (which for nearly all of our investments is fair value) and our projected future cash flows for the investment (the same cash flows we use to value the assets at the beginning of the quarter, which include any expected losses). We apply this IRR (or estimated economic yield) to the average carrying value of the investment for the quarter to derive what we refer to as “estimated economic income”.

September 13, 2023

As an illustrative example, assume the Company held a mortgage-backed security with a par value of $1 million, a 4.0% coupon and a 10-year expected remaining life. The security is accounted for under the fair value option, and at the beginning of the quarter it had a GAAP fair value of 85% of par value. Assuming the Company expects no losses on the security, the estimated economic yield for this security would be approximately 6% (representing the IRR based on the projected cash flows and the carrying value at the beginning of the quarter). Applying this estimated economic yield to the average carrying value of the security for the quarter, the estimated economic income for this security for the quarter would be $12.8 thousand. Further, assuming we recorded coupon interest income from this security of $10.0 thousand for the quarter, our change in economic basis of this security for that quarter would be $2.8 thousand ($12.8 thousand, less $10.0 thousand). While the change in the economic basis of the security in this example is positive, we note that the change in economic basis for an investment can also be negative.

Why Change in Economic Basis of Investments is One of the Adjustments Redwood Makes to GAAP Net Income in Calculating Earnings Available for Distribution:

The Company believes a non-GAAP measure of earnings – in particular, non-GAAP Earnings Available for Distribution – that adjusts for various items (as presented in our non-GAAP reconciliation), including the adjustment for Change in economic basis of investments, is and has been considered useful information to assist management and investors in analyzing the Company’s results of operations and help facilitate comparisons to industry peers. The Company also believes that Earnings Available for Distribution is a metric that can supplement management’s analysis of the Company’s ability to pay dividends, by providing an indication of the current income generating capacity of the Company's business operations as of the quarter being presented.

With respect to the question of why it is appropriate for Change in economic basis of investments to be one of the adjustments the Company makes in calculating non-GAAP Earnings Available for Distribution, management believes the inclusion of this adjustment assists in analysis of the Company’s results of operations in the following manner:

•	By including the adjustment for Change in economic basis of investments as one of these adjustments, users of the Company’s financial statements can readily distinguish:

o	the component of our investments’ market value changes associated with the passage of time based on our expected economic return (i.e., the “Change in the economic basis of investments”); from

o	the component of our investments’ market value changes associated with changes in benchmark interest rates, credit spreads and other factors, which can be volatile and may not be indicative of future economic performance.

Based on discussions with users of the Company’s financial statements (both investors and Wall St. equity research analysts), the Company believes they too find these adjustments related to investment fair value (together with the other adjustments used to derive non-GAAP Earnings Available for Distribution) valuable for distinguishing between these two components of market value changes as part of reviewing this supplemental measure of our overall results of operations. Prior to the Company first publishing the Earnings Available for Distribution metric, several analysts suggested that the Company provide such a supplemental metric, and after its introduction the analyst community provided positive feedback to the Company regarding the metric. Further, after it began publishing its Earnings Available for Distribution metric, all of the analysts who cover the Company incorporated the metric into their analysis of the Company and utilized it as a supplemental measure to the Company’s GAAP results.

September 13, 2023

The Company recently re-surveyed the non-GAAP disclosure practices of twelve other publicly-traded mortgage REITs whose business models share a common focus with Redwood on investing in residential mortgage and related assets. This survey found that all of them publish non-GAAP financial measures – with ten of the twelve disclosing an “earnings available for distribution” or “distributable earnings” metric, reflecting wide and recognized use of this type of metric. While each of these companies has separately established the adjustments they make in calculating their own non-GAAP metric – presumably to provide disclosures that are meaningful in the context of their own investments and/or operations – this review confirmed the Company’s view that investors and Wall St. equity research analysts focused on this sector of the market are accustomed to having this type of disclosure available to analyze together with, and in the context of, a mortgage REIT’s GAAP financial statements.

Enhanced Disclosure:

Upon the Staff’s request, Redwood can enhance its future disclosures related to non-GAAP Earnings Available for Distribution, and specifically related to the Change in basis of investments adjustment, to provide additional detail as to the methodology of the calculation and the usefulness of the adjustment, consistent with the additional information included in this response to the Staff’s inquiry.

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Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3827 or by email at brooke.carillo@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Brooke Carillo
Brooke Carillo
Chief Financial Officer